Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the calculation of Ratios of Earnings to Fixed Charges:

	DCP Midstream, LP
	Year Ended December 31,
	2016	2015	2014 (a)	2013 (a)	2012 (a)
	(Millions)
Earnings from continuing operations before fixed charges:
Pretax income from continuing operations before earnings from unconsolidated affiliates	$98	$50	$354	$175	$191
Fixed charges	94	98	94	68	50
Amortization of capitalized interest	1	1	1	1	—
Distributed earnings from unconsolidated affiliates	214	173	75	33	24
Less:
Capitalized interest	—	(6)	(8)	(15)	(7)
Earnings from continuing operations before fixed charges	$407	$316	$516	$262	$258

Fixed charges:
Interest expense, net of capitalized interest	89	87	81	48	39
Capitalized interest	—	6	8	15	7
Estimate of interest within rental expense	—	—	—	1	1
Amortization of deferred loan costs	5	5	5	4	3
Total fixed charges	$94	$98	$94	$68	$50

Ratio of earnings to fixed charges	4.33	3.22	5.49	3.85	5.16

(a)
The financial information for the the years ended December 31, 2014, 2013, and 2012 includes the results of our Lucerne 1 plant, a transfer of net assets between entities under common control that was accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.